                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________

                                   FORM 11-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1997
(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO THE SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from            to

     Commission file number:  1-8972

               INDYMAC/INMC MORTGAGE HOLDINGS, INC. 401(k) PLAN
           155 North Lake Avenue, Pasadena, California   91101-1857
                       (Full title and address of plan)

                           ------------------------

                        INDYMAC MORTGAGE HOLDINGS, INC.
                    (formerly INMC Mortgage Holdings, INC.)
            (Exact name of registrant as specified in its charter)

           155 North Lake Avenue, Pasadena, California   91101-1857
      (Address of principal executive offices)           (Zip Code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

The IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan (the "Plan") became effective as of July 1, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the six month period ended December, 31, 1997.

(b)  Exhibit

     (1)  Consent of Independent Auditors

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan
                                ------------------------------------------------
                                                                  (Name of Plan)

Date  June 29, 1998           By: /s/ JAMES P. GROSS
                                 -------------------------------------
                              Name: James P. Gross
                                    Executive Vice President, CFO

                IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan

                Financial Statements and Supplemental Schedules

                   Six Month Period Ended December 31, 1997


                               TABLE OF CONTENTS


Report of Independent Certified Public Accountants...........................  1

Statement of Net Assets Available for Benefits...............................  2

Statement of Changes in Net Assets Available for Benefits....................  3

Notes to Financial Statements................................................  5

                             Supplemental Schedules

Schedule of Assets Held for Investment Purposes..............................  8

Schedule of Reportable Transactions..........................................  9

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------



Board of Directors
IndyMac, Inc.

We have audited the accompanying statement of net assets available for benefits of IndyMac/NMC Mortgage Holdings, Inc. 401(k) Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits for the six-month period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the six-month period then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the six-month period then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Los Angeles, CA
June 26, 1998

               IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan
                Statement of Net Assets Available for Benefits
                            As of December 31, 1997


  ASSETS
   Investments, at fair value:
    Shares of registered investment companies:
      Scudder Income Fund                                         $  126,308
      Scudder Growth and Income Fund                                 673,628
      Scudder Cash Investment Trust                                       26
      Scudder International Fund                                     235,606
      IDS Mutual Fund                                                185,266
      IDS New Dimensions Fund                                        383,094
      Countrywide Utility Fund                                         7,564
      Countrywide Adjustable Rate U.S. Government Securities Fund     26,386
      Countrywide Institutional Government Income Fund               236,168
      Countrywide Equity Fund                                          1,334
      Countrywide Intermediate Term Government Income Fund               877
    Scudder Stock Index Common Collective Trust                      499,832
    Countrywide Credit Industries, Inc. Common Stock               2,092,506
    IndyMac Mortgage Holdings, Inc. Common Stock                     118,710
    Participant notes receivable                                      77,299
                                                                 -----------
               Total Investments                                   4,664,604

   Receivables:
    Employer's contributions                                         134,545
    Participants' contributions                                      120,323
                                                                 -----------
                Total receivables                                    254,868

  NET ASSETS AVAILABLE FOR BENEFITS                               $4,919,472
                                                                  ==========

        The accompanying notes are an integral part of this statement.

                IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan
          Statement of Changes in Net Assets Available for Benefits
                            with Fund Information
                  Six Month Period Ended December 31, 1997

                                                                          Participant Directed
                                        ------------------------------------------------------------------------------------------
                                                        Scudder                          Scudder                            IDS
                                           Scudder      Growth &      Scudder Cash     International       IDS          Dimensions
                                         Income Fund  Income Fund   Investment Trust       Fund         Mutual Fund        Fund
                                        ------------------------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment Income:
   Net appreciation(depreciation)
    in fair value of investments        $   (458)       $(21,936)        $       -        $(39,207)      $(16,954)       $(23,548)
   Interest                                6,444          51,347               802          25,670         22,908          28,703
   Dividends                                  -                -                 -               -              -               -
                                        --------        --------         ---------        --------       --------        --------
                                           5,986          29,411               802         (13,537)         5,954           5,155
 Contributions:
   Employer's                                  -               -                 -               -              -               -
   Participants'                          24,053         145,197             3,081          46,310         54,314          92,032
   Rollovers                              15,202          80,509                -            7,543         30,780          28,968
                                        --------        --------         ---------        --------       --------        --------
                                          39,255         225,706             3,081          53,853         85,094         121,000
                                        --------        --------         ---------        --------       --------        --------
         Total Additions                  45,241         255,117             3,883          40,316         91,048         126,155

Deductions from net assets
  attributed to:
 Distributions paid to participants        4,011           9,319                -            3,035          3,299          12,508
 Administrative expenses                     175              13                -               -              -               -
                                        --------        --------         ---------        --------       --------        --------
         Total Deductions                  4,186           9,332                -            3,035          3,299          12,508

Net increase(decrease) prior to
 interfund transfers                      41,055         245,785             3,883          37,281         87,749         113,647
Interfund transfers (net)                (52,143)          5,396          (200,261)         53,571          1,099           1,608
                                        --------        --------         ---------        --------       --------        --------
 Net increase(decrease)                  (11,088)        251,181          (196,378)         90,852         88,848         115,255

Net Assets Available for Benefits:
 July 1, 1997                            137,396         422,447           196,404         144,754         96,418         267,839
                                        --------        --------         ---------        --------       --------        --------
 December 31, 1997                      $126,308        $673,628         $      26        $235,606       $185,266        $383,094
                                        ========        ========         =========        ========       ========        ========

        The accompanying notes are an integral part of this statement.

                IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan
          Statement of Changes in Net Assets Available for Benefits
                            with Fund Information
                  Six Month Period Ended December 31, 1997
                                  (continued)

                                                                           Participant Directed
                                      ----------------------------------------------------------------------------------------------
                                                        Countrywide     Countrywide                   Countrywide       Scudder
                                                      Adjustable Rate   Institutional                Intermediate     Stock Index
                                       Countrywide    U.S. Government   Government    Countrywide  Term Governmental     Common
                                       Utility Fund   Securities Fund   Income Fund   Equity Fund    Income Fund    Collective Trust
                                      ----------------------------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment Income:
   Net appreciation(depreciation)
    in fair value of investments         $  668        $     (7)          $   --        $     21       $      4        $ 18,501
   Interest                                 136             441            3,941               1              6             470
   Dividends                                 --              --               --              --             --              --
                                         ------         -------         --------          ------           ----        --------
                                            804             434            3,941              22             10          18,971
 Contributions:
   Employer's                                --              --               --              --             --              --
   Participants'                          6,724           6,452           34,088           1,304            867         158,501
   Rollovers                                 --          19,029            3,892              --             --          60,952
                                         ------         -------         --------          ------           ----        --------
                                          6,724          25,481           37,980           1,304            867         219,453
                                         ------         -------         --------          ------           ----        --------
         Total Additions                  7,528          25,915           41,921           1,326            877         238,424

Deductions from net assets
  attributed to:
 Distributions paid to participants          --              --            4,017              --             --           3,832
 Administrative expenses                     --              --               44              --             --              56
                                         ------         -------         --------          ------           ----        --------
         Total Deductions                    --              --            4,061              --             --           3,888

Net increase(decrease) prior to
 interfund transfers                      7,628          25,915           37,860           1,326            877         234,536
Interfund transfers (net)                    36              72          198,135               8             --             102
                                         ------         -------         --------          ------           ----        --------
 Net increase(decrease)                   7,564          25,987          235,995           1,334            877         234,638

Net Assets Available for Benefits:
 July 1, 1997                                --             399              173              --             --         265,194
                                         ------         -------         --------          ------           ----        --------
 December 31, 1997                       $7,564         $26,386         $236,168          $1,334           $877        $499,832
                                         ======         =======         ========          ======           ====        ========

                                                         Non-Participant Direct
                                                  ------------------------------------
                                                    Countrywide
                                      Participant Credit Industries   IndyMac Mortgage
                                         Notes         Inc.            Holdings, Inc.
                                      Receivable   Common Stock         Common Stock       Other             Total
                                      ------------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment Income:
   Net appreciation(depreciation)
    in fair value of investments        $    --      $  495,473         $  5,930        $     --         $  418,487
   Interest                                  --              --               --              --            140,869
   Dividends                                 --           7,638               --              --              7,638
                                        -------      ----------         --------        --------         ----------
                                             --         503,111            5,930              --            566,994
 Contributions:
   Employer's                                --              --          113,114         134,545            247,659
   Participants'                         16,236              --             (111)        120,323            709,371
   Rollovers                                 --              --               --              --            246,876
                                        -------      ----------         --------        --------         ----------
                                         16,236              --          113,003         254,868          1,203,905
                                        -------      ----------         --------        --------         ----------
         Total Additions                 16,236         503,111          118,933         254,868          1,770,899

Deductions from net assets
  attributed to:
 Distributions paid to participants          --          14,963              223              --             55,207
 Administrative expenses                     --              --               --              --                288
                                        -------      ----------         --------        --------         ----------
         Total Deductions                    --          14,963              223              --             55,495

Net increase(decrease) prior to
 interfund transfers                     16,236         488,148          118,710         254,868          1,715,404
Interfund transfers (net)                    --          72,641               --         (80,264)                --
                                        -------      ----------         --------        --------         ----------
 Net increase(decrease)                  16,236         560,789          118,710         174,604          1,715,404

Net Assets Available for Benefits:
 July 1, 1997                            61,063       1,531,717               --          80,264          3,204,068
                                        -------      ----------         --------        --------         ----------
 December 31, 1997                      $77,299      $2,092,506         $118,710        $254,868         $4,919,472
                                        =======      ==========         ========        ========         ==========

               INDYMAC/INMC MORTGAGE HOLDINGS, INC. 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 1--DESCRIPTION OF PLAN

Effective July 1, 1997, IndyMac Mortgage Holdings, Inc. and IndyMac Inc. (the "Companies") established and adopted the IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan (the "Plan") for the benefit of their eligible employees. The Plan was established to provide continuation of the benefits provided pursuant to the Countrywide Credit Industries, Inc. 401(k) Plan for participants who transferred employment from Countrywide Credit Industries, Inc. to IndyMac Mortgage Holdings, Inc. or IndyMac, Inc. and to provide retirement savings benefits to new employees of the Companies. The trustee of the Plan is Scudder Trust Company.

Employee balances in the Countrywide Credit Industries, Inc. 401(k) Plan were transferred to the Plan effective July 1, 1997. The market value of the assets attributable to those participant accounts transferred on July 1, 1997 was $3,204,068.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Companies and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 16% to a maximum of $9,500 of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Companies may determine at their sole discretion employer matching contribution to be made. Currently, the Companies contribute 75% of the first 3% of the participant's annual compensation that a participant contributes to the Plan and 25% of the second 3% of the participant's annual compensation that a participant contributes.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Companies' contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are applied as employer contributions made in advance, and reduce the Companies' future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of fourteen investment options. Participants can then change their investment options at any time. Employer contributions are invested in the common stock of IndyMac Mortgage Holdings, Inc. until the participant is fully vested, then the participant may choose from the fourteen investment options. Current investment options are described below.

SCUDDER STOCK INDEX COMMON COLLECTIVE TRUST - Monies are invested in common stocks that seek to match the total return of the Standard & Poors's 500 Stock Index.

SCUDDER GROWTH AND INCOME FUND - Monies are invested primarily in income-producing common and preferred stocks of growing established companies.

SCUDDER INTERNATIONAL FUND - Monies are invested in a diversified portfolio of foreign stocks of growing established companies.

SCUDDER INCOME FUND - Monies are invested in high-grade corporate bonds and government securities.

SCUDDER CASH INVESTMENT TRUST - Monies are invested in a diversified portfolio of Treasury Bills, CD's, commerial paper, and other domestic money market securities maturing in less than one year.

COUNTRYWIDE INSTITUTIONAL GOVERNMENT INCOME FUND - Monies are invested in short-term obligations issued or guaranteed by the U.S. Government.

COUNTRYWIDE ADJUSTABLE RATE U.S. GOVERNMENT SECURITIES FUND - Monies are invested in adjustable-rate mortgage backed securities guaranteed by the U.S. Government.

COUNTRYWIDE INTERMEDIATE TERM GOVERNMENT INCOME FUND -Monies are invested in U.S. Treasury Bonds of 20 years or less.

COUNTRYWIDE EQUITY FUND - Monies are invested in the common stock of growing companies with long term capital appreciation potential.

COUNTRYWIDE UTILITY FUND - Monies are invested in public utilities.

IDS NEW DIMENSIONS FUND - Monies are invested in the common stock of U.S. and foreign companies that show strong growth potential.

IDS MUTUAL FUND - Monies are invested in medium to large U.S. and foreign companies' common stock and bonds.

COUNTRYWIDE CREDIT INDUSTRIES, INC. - Monies are invested in the common stock of Countrywide Credit Industries, Inc. (the former employer's stock).

INDYMAC MORTGAGE HOLDINGS, INC. - Monies are invested in the common stock of IndyMac Mortgage Holdings, Inc.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On retirement from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the pooled funds, he or she may elect to receive distributions of whole shares of the pooled funds with fractional shares paid in cash.

FORFEITED ACCOUNTS

At December 31, 1997, there were no forfeited nonvested accounts.

NOTE 2--SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

NOTE 3--INVESTMENTS

The Plan's investments are held in a trust fund administered by Scudder Trust Company. The fair values of the following individual investments represented 5% or more of the Plan's net assets as of December 31, 1997:


Scudder Growth and Income Fund                       $   673,628
IDS New Dimensions Fund                                  383,094
Scudder Stock Index Common Collective Trust              499,832
Countrywide Credit Industries, Inc. Common Stock       2,092,506


NOTE 4--PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5--TAX STATUS

The Internal Revenue Service is in the process of determining whether the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under present income tax law. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's pending qualified status.


NOTE 6--TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 1997 the Plan had invested at fair value $126,308 in the Scudder Income Fund, $673,628 in the Scudder Growth and Income Fund, $26 in the Scudder Cash Investment Fund, $235,606 in the Scudder International Fund, and $499,832 in the Scudder Stock Index Fund.

As of December 31, 1997, the Plan had invested $118,710 at fair value, in the common stock of IndyMac Mortgage Holdings, Inc.

As of December 31, 1997, the Plan had invested $2,092,506 at fair, in the common stock of Countrywide Credit Industries, Inc.

Fees for the investment management services for the Plan are paid by the Companies. These fees amounted to $6,876 for the six month period ended December 31, 1997.

                            Supplemental Schedules




               IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan
          Line 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1997



(a)                                       (b)                                  (c)                           (d)           (e)
      Identity of Issue, Borrower, Lessor or Similar Party       Description of Investment  Units/Shares     Cost      Current Value
      ------------------------------------------------------------------------------------------------------------------------------
  ASSETS
    Shares of registered investment companies:
      Scudder Income Fund                                          Mutual Fund                9,377     $ 126,822      $ 126,308
      Scudder Growth and Income Fund                               Mutual Fund               24,648       696,238        673,628
      Scudder Cash Investment Trust                                Mutual Fund                   26            26             26
      Scudder International Fund                                   Mutual Fund                5,150       274,654        235,606
      IDS Mutual Fund                                              Mutual Fund               13,495       202,258        185,266
      IDS New Dimensions Fund                                      Mutual Fund               16,055       406,279        383,094
      Countrywide Utility Fund                                     Mutual Fund                  485         6,897          7,564
      Countrywide Adjustable Rate U.S. Government Securities Fund  Mutual Fund                2,684        26,393         26,386
      Countrywide Institutional Government Income Fund             Mutual Fund              236,168       236,168        236,168
      Countrywide Equity Fund                                      Mutual Fund                   77         1,313          1,334
      Countrywide Intermediate Term Government Income Fund         Mutual Fund                   82           872            877
    Scudder Stock Index Common Collective Trust                    Common Collective Trust   18,926       481,442        499,832
    Countrywide Credit Industries, Inc. Common Stock               Common Stock              48,805     1,599,216      2,092,506
    IndyMac Mortgage Holdings, Inc. Common Stock                   Common Stock               5,064       112,769        118,710
    Participant notes receivable                                                                           77,299         77,299
                                                                                                       -----------------------------
               Total                                                                                   $4,116,025    $ 4,664,604

               IndyMac/INMC Mortgage Holdings, Inc. 401(k) Plan
                Line 27d - Schedule of Reportable Transactions
                      Six Months Ended December 31, 1997

      (a)                             (b)                                                 (c)         (d)          (g)
  Identity of                                                                           Purchase     Selling       Cost
 Party Involved             Description of Assets                              Units      Price       Price       of Asset
--------------------------------------------------------------------------------------------------------------------------
 Category (ii) - series of transactions in excess of 5 percent of plan assets:
 Scudder       Scudder Cash Investment Trust                                  192,962   $       -   $ 192,962    $ 192,962
 Scudder       Countrywide Institutional Governmental Income Fund             193,426     193,426           -      193,426

 Category (iii) - series of transactions in excess of 5 percent of plan assets:

 Scudder       Scudder Cash Investment Trust                                  200,426   $       -   $ 200,426    $ 200,426
 Scudder       Countrywide Institutional Government Income Fund               242,110     242,110                  242,110
 Scudder       Scudder Growth and Income Fund                                  10,338     293,870                  293,870
 Scudder       Scudder Stock Index Common Collective Trust                      8,768     224,340                  224,340

                                                                                     (h)              (i)
                                                                                   Current            Net
                                                                                    Value         Gain or (Loss)
                                                                                   -----------------------------
 Scudder       Scudder Cash Investment Trust                                       $ 192,962       $        -
 Scudder       Countrywide Institutional Governmental Income Fund                    193,426                -

 Category (iii) - series of transactions in excess of 5 percent of plan assets:

 Scudder       Scudder Cash Investment Trust                                       $ 200,426       $        -
 Scudder       Countrywide Institutional Government Income Fund                      242,110
 Scudder       Scudder Growth and Income Fund                                        282,538
 Scudder       Scudder Stock Index Common Collective Trust                           231,563


There were no category (i) or (iv) reportable transactions during the six month period ended December 31, 1998.